UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of June 2022

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

8 Hahortim Street
Holon 5881147, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Pursuant to the Company's immediate reports regarding the request for a restructuring plan for the approval of the interested parties submitted to the Tel Aviv District Court on February 24, 2022 (the "Debt Restructuring Plan"), including the immediate report dated February 27, 2022 (reference number: 2022-01-023125), presented as a reference in this report, the Company hereby updates that on June 26, 2022, the Company's board of directors decided to instruct its legal counsel to act to file a motion to commence insolvency proceedings. This occurred, after the Company's multiple attempts, with the assistance of its legal and economic counsel, to reach agreements with creditors, authorities, and other relevant parties failed, among other things, in light of opposition from the US Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2022	ABILITY INC.

	By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer